[MasterCard Incorporated Letterhead]

May 22, 2006

VIA FACSIMILE AND EDGAR

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	MasterCard Incorporated
Registration Statement on Form S-1
File No.: 333-128337

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, MasterCard Incorporated (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 1:00 p.m., Washington, D.C. time, on May 24, 2006, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

The Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, MASTERCARD INCORPORATED

By:	/s/ Noah J. Hanft
Name: Noah J. Hanft
Title: General Counsel and Corporate Secretary